POLICY FOR PROVIDING SEVERANCE PAYMENTS TO SENIOR EMPLOYEES
(As Amended and Restated Effective December 4, 2019)
ARTICLE 1 - POLICY
It is the policy of the Company to provide certain severance payments and insurance benefits to Senior Employees whose employment with the Company and its Subsidiaries is terminated under certain conditions. This Policy has been established and is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of ERISA. The benefits provided for under this Policy are unfunded for tax purposes and for purposes of Title I of ERISA and all benefits from the Policy will be made from the general assets of the Company.
ARTICLE 2 - DEFINITIONS
“Base Salary” shall mean Senior Employee’s salary or regular rate of pay (determined on a weekly basis) payable immediately preceding Senior Employee’s Separation from Service. Base Pay does not include discretionary bonuses, other variable compensation, or other benefits.
“Cause” shall mean (i) misconduct which is reasonably deemed to be prejudicial to the interest of the Company, (ii) utilization or disclosure of confidential information of the Company (or of any other entity learned in the course of your job) for reasons unrelated to your employment with the Company, (iii) willful failure to perform the material duties of your job, (iv) fraud in connection with the business affairs of the Company regardless of whether said conduct is designed to defraud the Company or otherwise, (v) violation of the code of conduct or material policies of the Company, including any written policies related to discrimination, harassment, performance of illegal or unethical activities, ethical misconduct and conflicts of interest, (vi) violation of any fiduciary duty owed to the Company, or (vii) conviction of, plea of no contest or guilty to a felony or other crime involving moral turpitude.
“COBRA” shall mean Part 6 of Title I of ERISA and Code Section 4980B and the regulations promulgated under any of them, as amended.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company” shall mean Hubbell Incorporated or its successors.
“Continuing Director” shall mean any individual who is a member of the Company’s Board of Directors on December 9, 1986 or was designated (before such person’s initial election as a Director) as a Continuing Director by 2/3 of the then Continuing Directors.

“Corporate Officer” shall mean a Senior Employee designated by the Company as an executive officer of the Company for purposes of reporting under Section 16 of the Securities Exchange Act of 1934, as amended..
“Director” shall mean any individual who is a member of the Company’s Board of Directors on the date the action in question was taken.
“Good Reason” shall mean the Separation from Service by a Senior Employee following one or more of the following events or conditions, in any case without the consent of the Senior Employee:
(a) a material diminution in the Senior Employee’s authority, duties or responsibilities;
(b)    a material diminution in the Senior Employee’s base compensation, unless such a salary reduction is imposed across-the-board to senior management of the Company;
(c)    a change by more than fifty (50) miles in the geographic location at which the Senior Employee must perform his or her duties; or
(d)    any other action or inaction that constitutes a material breach by the Company or any successor or affiliate of its obligations to the Senior Employee under any agreement pursuant to which the Senior Employee provides services to the Company.
The Senior Employee must provide written notice to the Company of the occurrence of any of the foregoing events or conditions without the Senior Employee’s written consent within ninety (90) days of the occurrence of such event. The Company or any successor or affiliate shall have a period of thirty (30) days to cure such event or condition after receipt of written notice of such event from the Senior Employee. Any such termination of the Senior Employee’s employment by the Senior Employee with Good Reason following such thirty (30) day cure period must occur no later than the date that is six (6) months following the initial occurrence of one of the foregoing events or conditions without the Senior Employee’s written consent.
“Policy” means this Policy for Providing Severance Payments to Senior Employees, as amended from time to time.
“Senior Employee” shall mean an individual whose compensation level is designated as executive band level II or higher or any other individual so designated by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) who is identified as based in the United States on the payroll system of the Company or its Subsidiary.

“Separation from Service” shall have the meaning set forth in Treas. Reg. §l .409A-1(h).
“Subsidiary” shall mean any corporation in which Hubbell Incorporated owns directly or indirectly stock possessing 50% or more of the total combined voting power of all classes of stock.
“Target Bonus” shall mean the “target bonus” as established for a Senior Employee for a particular year by the Company.
“Years of Company Service” shall mean a Senior Employee’s fully completed years of continuous service from date of hire by the Company until his or her date of termination.
ARTICLE 3 -ELIGIBILITY
A Senior Employee whose employment with the Company is terminated in a Separation from Service will qualify for severance payments, bonus payment, group insurance benefits and outplacement services (collectively, “Severance Benefits”), as described in this Policy, when all of the following conditions are met:
(a) the termination is either (i) at the initiative of the Company for reasons other than Cause or (ii) with Good Reason by the Senior Employee.
(b) if a business unit of the Company is sold or divested and a Senior Employee employed by such unit does not continue employment for at least 90 calendar days with the new owner with the same or comparable pay, status and responsibilities (unless terminated for Cause or the Senior Employee resigns without Good Reason), or is not offered employment with the new owner at the same or comparable pay, status and responsibilities; unless the Senior Employee is re-employed by the Company or is entitled to severance and benefits comparable to those provided by this Policy from the new owner. severance payments and benefits due from this policy will be reduced by the value of severance related payments and benefits received from the new owner.
If a business unit of the Company is sold or divested and a Senior Employee employed by such unit continues employment with the new owner at the same or comparable pay, status and responsibilities for at least 90 calendar days or is offered such employment and declines such offer, then such Senior Employee shall be ineligible for any severance or other benefits under this Policy.

For the avoidance of doubt, a Senior Employee will not be eligible for Severance Benefits under this Policy if (i) the Senior Employee’s termination of employment with the Company is due to a voluntary resignation without Good Reason, a termination for Cause, or a termination due to disability or death, or (ii) the Senior Employee is entitled to severance or severance-related benefits as a party to an offer letter, employment agreement or written contract of employment or other arrangement (including any practice or policy of any Subsidiaries of the Company), or under any local statute or other regulation that governs eligibility for severance in the circumstances under which Severance Benefits would otherwise be payable under this Policy or that provides a period of notice to effect a termination of employment.
ARTICLE 4 - SEVERANCE PAY
Provided the Senior Employee’s employment termination meets the eligibility criteria above, post-employment severance payments will be made in accordance with the following formula:

Position Level	Weeks of Base Salary Continuation Per Each Full Year of Company Service	Weeks Minimum Payments	Weeks Maximum Payments
Corporate Officer	4	26	78
Band III (non-officer)	3.5	16	52
Band II (non-officer)	3	12	52

To determine the amount of severance payments owed to the terminated Senior Employees, multiply his or her full (completed) Years of Company Service by the “weeks of Base Salary” figure shown. “Minimum” and “Maximum” figures are tests to be applied after this calculation is completed.
The Senior Employee shall receive severance payments in a single lump sum. Subject to the application of Article 12 hereof, payment of severance will be made within thirty (30) days following the effective date of the release required under Article 8, but for the release requirement; provided that in the event the 60-day period set forth in Article 8 begins in one taxable year and ends in a second taxable year, the payment of severance will be made on the later of the 30th day after the effective date of the release or the first business day in the tax year following the year that includes the termination of employment.

ARTICLE 5 - GROUP INSURANCE CONTINUATION
The actual or equivalent group medical and dental insurance plan coverages provided a Senior Employee as an active employee may be continued at their current cost to Employee, if the Senior Employee properly and timely elects to continue medical, dental and/or vision coverage in accordance with the eligibility requirements of COBRA, for a period following the termination of employment equal to the number weeks of Base Salary received in severance, even though severance payments may be made in a lump sum. During such period, the actual contribution towards the COBRA premium by the Senior Employee shall be equal to the amount the Senior Employee would have paid for such coverages had the Senior Employee been an active employee of the Company or one of its Subsidiaries. At the end of such period, if the Senior Employee elects continued COBRA coverage, the Senior Employee shall be responsible to pay the full cost of such coverage to the COBRA vendor at the Senior Employee’s own expense, without any contribution towards the premiums by the Company or one of its Subsidiaries. If the Senior Employee does not elect COBRA continuation coverage, the Senior Employee shall not be eligible to receive the value of the subsidy described in this paragraph by other means.
ARTICLE 6 - BONUS
The Senior Employee shall be entitled to receive his or her Target Bonus for the year in which the termination occurs multiplied by a fraction, the numerator of which is the number of completed months of the year occurring through the date of termination and the denominator of which is twelve. Such Target Bonus shall be paid at the same time a lump sum payment of severance payments would be payable in accordance with Article 4 above.
ARTICLE 7 - OUTPLACEMENT
The Senior Employee shall be entitled to outplacement services following a Separation of Service in accordance with the table below; provided however, that the outplacement services benefit is not transferable to cash should the Senior Employee elect not to use it.

Position	Outplacement Services (in months)
Corporate Officer	12
Band III (non-Corporate officer)	6
Band II (non-Corporate officer)	6

ARTICLE 8 - EXECUTION OF RELEASES
A Senior Employee will not be eligible to receive Severance Benefits under this Policy (which includes for this purpose any of the payments and benefits described in Articles 4, 5, 6 and 7) unless he or she executes a general release of claims and such release becomes non-revocable within 60 days following termination.
ARTICLE 9 - ADMINISTRATION
The Senior Vice President Human Resources (the “Administrator”) is responsible for the administration, compliance and appropriate application of this Policy. The Administrator will have the discretion to make any findings of fact needed in the administration of the Policy and will have the discretion to interpret or construe ambiguous, unclear or implied (but omitted) terms in any fashion he or she deem to be appropriate in his or her sole judgment. The validity of any such finding of fact, interpretation, construction or decision will not be given de novo review if challenged in court, by arbitration or any other forum and will be upheld unless clearly arbitrary or capricious.
To the extent the Administrator has been granted discretionary authority under this Policy, the Administrator’s exercise of such authority will not obligate him or her to exercise his or her authority in a like fashion thereafter. If, due to errors in drafting, any provision of this Policy does not accurately reflect its intended meaning, as demonstrated by consistent interpretations or other evidence of intent, or as determined by the Administrator in his or her sole and exclusive judgment, the provision will be considered ambiguous and will be interpreted by the Administrator in a fashion consistent with its intent, as determined by the Administrator in his or her sole discretion.
The Administrator may amend the Policy retroactively to cure any such ambiguity. These provisions may not be invoked by any person to require the Policy to be interpreted in a manner which is inconsistent with its interpretation by the Administrator. All actions and all determinations made in good faith by the Administrator shall be final and binding upon all persons claiming any interest in or under the Plan.

ARTICLE 10 - CLAIMS PROCEDURE
If a Senior Employee believes he/she is incorrectly denied a benefit or entitled to a greater benefit than the benefit received under the Policy, he/she may submit a signed, written application to the Administrator. Such Senior Employee will be notified in writing of the approval or denial of this claim within ninety (90) days of the date that Administrator, receives the claim, unless special circumstances require an extension of time for processing the claim. In the event an extension is necessary, the Senior Employee will be provided written notice prior to the end of the initial ninety (90) day period indicating the special circumstances requiring the extension and the date by which the Administrator, expects to notify him/her of approval or denial of the claim. In no event will an extension extend beyond ninety (90) days after the end of the initial ninety (90) day period. If the claim is denied, the written notification will state specific reasons for the denial, make specific reference to the provision(s) of this Policy on which the denial is based, and provide a description of any material or information necessary for the Senior Employee to perfect the claim and why such material or information is necessary. The written notification will also provide a description of the review procedures under this Policy and the applicable time limits, including a statement of the Senior Employee’s right to bring a civil suit under section 502(a) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) following denial of the claim on review.

The Senior Employee will have sixty (60) days from receipt of the written notification of the denial of the claim to file a signed, written request for a full and fair review of the denial by a review panel which will be a named fiduciary for purposes of such review. This request should include the reasons the Senior Employee is requesting a review and may include facts supporting the request and any other relevant comments, documents, records and other information relating to the claim. Upon request and free of charge, the Senior Employee will be provided with reasonable access to, and copies of, all documents records and other information relevant to the claim, including any document, record or other information that was relied upon in, or submitted, considered or generated in the course of, denying the claim. A final, written determination of the eligibility for benefits shall be made within sixty (60) days of receipt of the request for review, unless special circumstances require an extension of time for processing the claim, in which case the Senior Employee will be provided written notice of the reasons for the delay within the initial sixty (60) day period and the date by which he/she should expect notification of approval or denial of the claim. This review will take into account all comments, documents, records and other information submitted relating to the claim, whether or not submitted or considered in the initial review of the claim. In no event will an extension extend beyond sixty (60) days after the end of the initial sixty (60) day period. If an extension is required because the Senior Employee failed to submit information that is necessary to decide the claim, the period for making the benefit determination on review will be tolled from the date the notice of extension is sent to the Senior Employee until the date on which the Senior Employee responds to the request for additional information. If the claim is denied on review, the written notification will state specific reasons for the denial, make specific reference to the provision(s) of the Policy on which the denial is based and state that the Senior Employee is entitled to receive upon request, and free of charge, reasonable access to, and copies of all documents, records and other information relevant to the claim, including any document, record or other information that was relied upon in, or submitted, considered or generated in the course of, denying the claim. The written notification will also include a statement of the right to bring an action under section 502(a) of ERISA.
If the claim is initially denied or is denied upon review, the Senior Employee is entitled to receive upon request, and free of charge, reasonable access to, and copies of, any document, record or other information that demonstrates that (1) the claim was denied in accordance with the terms of the Policy, and (2) the provisions of the Policy have been consistently applied to similarly situated participants, if any. In pursuing any of rights set forth in this section, an authorized representative may act on behalf of a Senior Employee.
If the Senior Employee does not receive notice within the time periods described above, whether on initial determination or review, he/she may initiate a lawsuit under Section 502(a) of ERISA.

ARTICLE 11 - LIMITATION ON PAYMENTS
If any amounts payable to a Senior Employee pursuant to this policy which are deemed to constitute Parachute Payments (as hereinafter defined) when added to any other payments which arc deemed to constitute Parachute Payments, would result in the imposition on the Senior Employee of an excise tax under Section 4999 of the Code, the amounts payable under this Policy shall be reduced by the smallest amount necessary to avoid the imposition of such excise tax; but shall be reduced only i f, by reason of such reduction, the Senior Employee’s Net After Tax Benefit (as hereinafter defined) shall exceed the Net After Tax Benefit if such reduction were not made. The foregoing calculations (including any calculations required under the definition of Net After Tax Benefit) shall be made, at the Company’s expense, by the Company and the Senior Employee. If no agreement on the calculations is reached wherein five days after the date of a termination of employment, then the calculations shall be made, at the Company’s expense, by the Company’s independent registered public accountant and an outside counsel mutually acceptable to the Senior Employee and the Company. In the event it becomes necessary to limit any payments under this Policy, the Senior Employee’s health and life insurance shall be the last payments to be so limited; any other payments payable under this Policy shall be payable when due until the remaining maximum permissible amount has been paid to the Senior Employee pursuant to the terms hereunder.
“Net After Tax Benefit” means the sum of (a) the total amounts payable to the Senior Employee under this Policy, plus (b) all other payments and benefits which the Senior Employee receives or is entitled to receive from the Company that would constitute a Parachute Payment, less (c) the amount of federal income taxes payable with respect to the foregoing calculated at the maximum marginal income tax rate for each year in which the foregoing shall be paid to the Senior Employee (based upon the rate in effect for such year as set forth in the Code at the time of termination of his employment), less (d) the amount of excise taxes imposed with respect to the payments and benefits described in (a) and (b) above by Section 4999 of the Code.
“Parachute Payment” means any payment deemed to constitute a “parachute payment” as defined in Section 280G of the Code.

ARTICLE 12 - SECTION 409A
To the extent applicable, this Policy shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations (“Section 409A”) and other interpretive guidance issued thereunder. Notwithstanding any provision of the Plan to the contrary, in the event that the Compensation Committee determines that any payment under the Policy may be subject to Section 409A, the Compensation Committee may adopt such amendments to this Policy or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Compensation Committee determines are necessary or appropriate to (a) exempt the Policy from Section 409A and/or preserve the intended tax treatment of the benefits that may be provided hereunder, or (b) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes to any benefit payable under this Policy. Any payments under this Policy that may be excluded from the application of Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. Notwithstanding any provision of this Policy to the contrary, the Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise and the Company shall have no obligation under this Policy or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties or interest under Section 409A with respect to any payment or benefit under this Policy and shall have no liability to any Senior Employee if any payment or benefit under this Policy is determined to constitute non-compliance, “nonqualified deferred compensation” subject to the imposition of taxes, penalties and/or interest under Section 409A.
Notwithstanding any provision to the contrary in this Policy, if a Senior Employee is deemed at the time of his or her separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, to the, extent delayed commencement of any portion of the severance, continued health or bonus to which the Senior Employee is entitled under this Policy is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of the Senior Employee’s termination benefits shall not be provided to the Senior Employee prior to the earlier of (a) the expiration of the six-month period measured from the date of the Senior Employee’s Separation from Service, or (b) the date of the Senior Employee’s death. Upon the expiration of the applicable Code Section 409A(a)(2)(B)(i) deferral period, all payments deferred pursuant to this requirement shall be paid in a lump sum to the Senior Employee, and any remaining payments due under the Policy shall be paid as otherwise provided herein.

Notwithstanding any provision to the contrary in this Policy: (i) for purposes of Section 409A, the Senior Employee’s right to receive any installment payments pursuant to this Policy shall be treated as a right to receive a series of separate and distinct payments and (ii) to the extent that any reimbursement of expenses or in-kind benefits constitutes “deferred compensation” under Section 409A, such reimbursement or benefit shall be provided no later than December 31 of the year following the year in which the expense was incurred. The amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year. The amount of any in-kind benefits provided in one year shall not affect the amount of in-kind benefits provided in any other year.
Further notwithstanding any provision to the contrary in this Policy, to the extent that, in connection with the amendment and restatement of this Policy, the form of severance payment to any Senior Employee could not be made in a lump sum without the imposition of additional tax under Section 409A, then the severance payment(s) to such Senior Employee shall be made in the form of continued payment of Base Salary in accordance with the ordinary payroll practices of the Company for a period of time equal to the weeks of Base Salary continuation and payments shall commence on the date the lump sum payment would otherwise be made as set forth in Article 4; provided that the first such payment shall include any amounts that would have been paid prior to such payment date, but for the release requirement and, if applicable, the required delay until the later tax year requirement.
ARTICLE 13 – OTHER CONTRACTUAL AND NOTICE ENTITLEMENTS
Any Severance Benefits that may be payable under Article 4 hereof to a Senior Employee will be reduced by any payments required to be paid by the Company or any of its Subsidiaries to the Senior Employee under any federal or state law, including without limitation the Worker Adjustment Retraining Notification Act of 1988, as amended and/or any similar foreign federal, state or local law (including any laws relating to statutory notice or practices of severance with or without a mass layoff or plant closing, and except for unemployment benefits payable in accordance with state law and payment for accrued but unused vacation) (collectively referred to as “WARN laws”).
If a Senior Employee is entitled to receive notice of termination from the Company or any of its Subsidiaries pursuant to WARN laws, then each payment of Severance Benefits that would otherwise be payable under this Policy shall be reduced on a dollar for dollar basis (but not less than zero) by an amount equal to the aggregate amount of salary paid during the notice period provided by the Company or any of its Subsidiaries.

In addition to the foregoing, subject to applicable law, the Company, in its discretion, can reduce the Severance Benefits payable under this Policy to a Senior Employee by any overpayment received by a Senior Employee, or any amounts owed to the Company or any of its Subsidiaries or any personal expense owed to a Company vendor (such as for corporate credit cards) by the Senior Employee. Any reductions under this Article 13 shall be made in accordance with Section 409A of the Code and the following, as determined by the Administrator in its sole discretion.
ARTICLE 14 - MISCELLANEOUS
(a) all Severance Benefits are subject to applicable Federal and State payroll tax withholdings.
(b) Severance payments begin following the date of employment termination and, therefore, are not considered “earnings” or “compensation” under any Company benefit plans, including any plans intended to be qualified within the meaning of section 401(a) of the Code.
(c) Medical and dental insurance provided in accordance with this Policy will be secondary coverages for payments in the event the employee becomes covered by another employer’s group medical and dental insurance plans.
(d) The Compensation Committee, with approval of the Board of Directors, has the sole discretion and authority to change or to terminate this Policy at any time; provided that, a Policy termination or other changes that adversely affect the continued eligibility and benefits of a Senior Employee who has experienced a termination of employment and is entitled to Severance Benefits under this policy until receipt of written consent from such Senior Employee.